Exhibit 15.1

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

April 20, 2022

Vista Oil & Gas, S.A.B. de C.V.

Calle Volcán 150, Floor 5

Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo

Mexico City, 11000

Mexico

Ladies and Gentlemen:

We hereby consent to the references to DeGolyer and MacNaughton as set forth under the headings “Presentation of Information–Presentation of Oil and Gas Information,” “Item 4. Information on the Company,” and “Item 19. Exhibits” in the Annual Report on Form 20-F of Vista Oil & Gas, S.A.B. de C.V. (Vista) for the year ended December 31, 2021 (the Annual Report). We further consent to the inclusion of our report of third party dated February 1, 2022 (our Report), as Exhibit No. 99.1 in the Annual Report. Our Report contains our opinions regarding our estimates, as of December 31, 2021, of the net proved oil, condensate, natural gas liquids, and gas reserves of certain properties in Argentina in which Vista has represented it holds an interest.

We confirm that we have read the Annual Report and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our Report or that are within our knowledge as a result of the services performed by us in connection with the preparation of our Report.

Very truly yours,

/s/ DeGolyer and MacNaughton
DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716